99% Chance of Losing

Between May 1, 2008 and November 23, 2015, the date Elliott filed its 13-D and brought the prospect of regime change to the fore, Alcoa had 1,905 trading days. On 99% of those days, shareholders would have been better off buying the S&P 500 index as opposed to Alcoa stock. Between May 1, 2008 and October 31,2016, the day of the split, Alcoa had 2,141 trading days. On 95% of those days, shareholders would have been better off buying the S&P 500 Index.

2033 Trading Days where Investors would have been better off buying the S&P 500 Index than Alcoa stock



108 Trading Days where Investors would have been better off buying Alcoa stock than the S&P 500 index



28 Trading Days where Investors would have been better off buying Alcoa stock than the S&P 500 index prior to Elliott's 13D

Source: Bloomberg
Note: Assumes shares are held from purchase date through October 31, 2016